Exhibit 99.30

Pro V2 Wins Campus Safety BEST Award

Captures Top Honor in Personal Gear & Equipment Category

SCOTTSDALE, AZ--(Marketwired - Sep 29, 2014) - Guardian 8 Corporation, a wholly owned subsidiary of Guardian 8 Holdings (OTCQB: GRDH), today accepted the 2014 Campus Safety BEST Award from Campus Safety Magazine, for its Enhanced Non-Lethal Pro V2 device, winning in the Personal Gear & Equipment category. The honor was announced at the ASIS International 60th Annual Seminar and Exhibits taking place in Atlanta, GA.

"In an emergency, there are always several minutes before law enforcement can arrive to deploy a tactical response to a violent attack, or to secure the scene on a less aggressive event. These are vulnerable moments where the first responder could be anyone," said Steve Cochennet, Guardian 8 CEO. "This award catalyzes the introduction of a new product into a critical aspect of urgent response: how to keep students and staff safe while law enforcement arrives without turning teachers into combatants."

Cochennet, noting that the average damages awarded in liability cases against a campus is $430,000, explained that the Campus Safety Magazine award coincides with a new response plan protocol called "Delay and Defend" which is rolling out to pilot schools in Texas this fall. Under the protocol, when used properly with an urgent response plan, in a hospital, a school, or other campus environment, a trained Pro V2 user can initiate a call for help, and deploy proven, non-lethal defensive options to stall an attack so others can get to safety. The protocol also helps campuses comply with OSHA directives to prepare and train for foreseeable events of workplace violence.

"The individuals who judged all of the products are highly respected end-users, integrators and consultants who have intimate knowledge of the security industry. They were asked to judge on innovation, functionality, and benefits to the end user," said Campus Safety Magazine Editor Robin Hattersley. Campus Safety Magazine covers issues of relevance to hospital, K-12 and university campuses.

In addition to its function within school environments, the Pro V2 is being implemented in health care facilities across the US because it addresses the need for a non-lethal response in sensitive environments.

About Guardian 8 Holdings

Guardian 8 Holdings, through its wholly owned operating subsidiary, Guardian 8 Corporation, is the developer and manufacturer of the G8 Pro V2, an enhanced non-lethal (ENL) response to threats that revolutionizes how companies keep workplaces safe and mitigate risk. The G8 Pro V2 is a defensive device that provides any operator with non-lethal means to protect themselves and others, allowing time for law enforcement response, while initiating communication and incident recording. The Pro V2 is an intermediate option for response to aggressive subjects, developed as a solution for security professionals seeking a flexible tool with a layered defense approach. Guardian 8 was named one of "Ten Companies to Watch" in March 2014 by the Phoenix Business Journal and has won security industry accolades for its innovative technology. To learn more about the company and its personal protection product line, visit www.Guardian8.com. Follow Guardian 8 on LinkedIn, YouTube, Facebook and Twitter.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21B of the Securities Exchange Act of 1934, as amended. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward-looking statements."

Such statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Such statements involve risks and uncertainties, including but not limited to: any implied or perceived benefits resulting from the Campus Safety BEST Award; actual acceptance of the Pro V2 device in schools, hospitals or other facilities; implementation of the new response protocol; Guardian 8's and its subsidiaries business prospects; the ability of Guardian 8 to execute its business plan; benefits of the G8 Pro V2 device; any other effects resulting from the information disclosed above; risks and effects of legal and administrative proceedings and government regulation; future financial and operational results; competition; general economic conditions; and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Important factors that could cause actual results to differ materially from the forward-looking statements Guardian 8 makes in this press release include market conditions and those set forth in reports or documents it files from time to time with the SEC. Guardian 8 undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Media Contact
Susan Krause
Sr. Marketing Manager
Guardian 8 Corporation
7432 E. Tierra Buena Lane, Suite 102
Scottsdale, AZ 85260
O: 480-426-1060
C: 480-620-0182
skrause@guardian8.com

Investor Relations
Casey Burt
IN2NE, Corp.
350 SE 8th Street
Pompano Beach, FL 33060
O: 561-929-2324
crburt2@gmail.com